July 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara Ransom

Re:	Ollie’s Bargain Outlet Holdings, Inc. Registration Statement on Form S-1 File No. 333-204942

Dear Ms. Ransom:

We refer to the registration statement on Form S-1 (File No. 333-204942) (as amended, the “Registration Statement”) of Ollie’s Bargain Outlet Holdings, Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share. As representatives of the several underwriters of the proposed public offering by the Company of up to 8,925,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. (Eastern time) on Wednesday, July 15, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 6, 2015, through the date hereof:

Preliminary Prospectus dated July 6, 2015:

2739 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier
Authorized Signatory

JEFFERIES LLC

By:	/s/ Michael A. Bauer
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard Diaz
Authorized Signatory

As representatives of the several underwriters

[Signature Page to Underwriter Acceleration Request]